The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 OCT 10 AM 9:30

02055353

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

2nd October, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st October, 2002, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd October 2002, advising that EMI Recorded Music has re-signed Robbie Williams to a long-term, world-wide contract. In addition to this global record deal, EMI will benefit from Robbie Williams' non-recording activities, including touring, publishing and merchandising.

(b) an announcement dated 2nd October 2002, confirming that The Capital Group Companies, Inc. has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th September 2002, held 25,476,571 shares, being 3.23% of the shares in issue.

PROCESSED
P DEC 09 2002
THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 11/26

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/44

EMI RE-SIGNS ROBBIE WILLIAMS

EMI Group plc is pleased to announce that EMI Recorded Music has re-signed Robbie Williams to a long-term, world-wide recording contract. In addition to this global record deal, EMI will benefit from some of Robbie Williams' non-recording activities, including touring, publishing and merchandising.

Alain Levy, Chairman and CEO of EMI Recorded Music, said: "Robbie Williams is an extremely talented and versatile artist with a wonderful catalogue of albums. We are delighted to have signed a new deal on terms which are good for both parties and to be working with him for many years to come."

Robbie Williams' fifth solo album, *Escapology*, will be released on 18th November. He has sold nearly 20 million albums worldwide with EMI during his solo career.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations	+44 20 7667 3234

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/45

Company Announcements Office,
London Stock Exchange.

2nd October, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated 1st October 2002 and received by fax on 2nd October 2002, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th September 2002, held 25,476,571 shares, being 3.23% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	397,400
Capital International Ltd	23,841,067
Capital International S.A.	154,604
Capital International Inc.	1,083,500

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary